TYME TECHNOLOGIES, INC.

17 State Street – 7th Floor

New York, New York 10004

(212) 461-2315

VIA EDGAR

February 20, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tyme Technologies, Inc.

Registration Statement on Form S-3

File No. 333-229104

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Tyme Technologies, Inc. (the “Company”) hereby requests acceleration of the effective date and time of the above-referenced registration statement, as amended (the “Registration Statement”) to February 21, 2019, at 4:00 p.m. Eastern Time or as soon thereafter as is practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please inform our counsel, Drinker Biddle & Reath LLP, by calling Elizabeth A. Diffley at (215) 988-2607.

Sincerely,

TYME TECHNOLOGIES, INC.

By:	/s/Steve Hoffman
Steve Hoffman
Chief Executive Officer

cc: Elizabeth A. Diffley

Drinker Biddle & Reath LLP